Registration File No. 333-145899
PROSPECTUS

355,633 Shares

Common Stock

This prospectus relates to the offer and sale from time to time of up to an aggregate of 355,633 shares of our common stock for the account of certain of our stockholders.  See “Selling Stockholders” in this prospectus.  We issued these shares in connection with our acquisition of Tier1 Innovation, LLC on June 25, 2007.  We will not receive any proceeds from this offering.

We have previously registered the offer and sale from time to time of up to an aggregate of 5,569,166 shares of our common stock for the account of certain of our stockholders who acquired such shares in connection with our prior acquisitions as follows:

Number of Shares Registered	In Connection with Acquisition of:	SEC File No.
253,116	Genisys Consulting, Inc.	333-116549
1,938,001	Meritage Technologies, Inc.	333-117216
1,193,179	ZettaWorks LLC	333-123177
325,039	iPath Solutions, Ltd.	333-129054
158,857	Vivare, LP	333-129054
10,995	Vivare, LP	333-138602
464,569	Bay Street Solutions, Inc.	333-138602
472,228	Energy, Government and General Business unit of Digital Consulting & Software Services, Inc.	333-138602
446,935	Insolexen, Corp.	333-138602
306,247	e tech solutions, Inc.	333-142267

See “Other Resale Registration Statements” on page 13 of this prospectus for additional information.

Our shares of common stock are listed on the Nasdaq Global Select Market under the symbol “PRFT.”

Investing in our common stock involves risks.  You should carefully consider the risks described in the “Risk Factors” section beginning on page 3 of this prospectus and under “Risk Factors” in Item 1A of our most recent Annual Report on Form 10-K and Item 1A of each subsequently filed Quarterly Report on Form 10-Q (which documents are incorporated by reference herein), as well as the other information contained or incorporated by reference in this prospectus or in any supplement hereto before making a decision to invest in our securities.  See “Where You Can Find More Information.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 10, 2007

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	1
OUR COMPANY	2
RISK FACTORS	3
FORWARD-LOOKING STATEMENTS	8
USE OF PROCEEDS	10
SELLING STOCKHOLDERS	10
PLAN OF DISTRIBUTION	13
LEGAL MATTERS	14
EXPERTS	14
WHERE YOU CAN FIND MORE INFORMATION	14
INFORMATION WE INCORPORATE BY REFERENCE	14

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ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making offers to sell or soliciting offers to buy the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making that offer or solicitation is not qualified to do so or to anyone whom it is unlawful to make an offer or solicitation.

You should not assume that the information contained in this prospectus or the prospectus supplement, as well as the information we previously filed with the Securities and Exchange Commission that is incorporated by reference herein, is accurate as of any date other than its respective date.

The terms “Perficient,” “we,” “our,” and “us” refer to Perficient, Inc. and its subsidiaries unless the context suggests otherwise.

OUR COMPANY

We are an information technology consulting firm serving Global 2000 and other large enterprise companies throughout the United States and Canada.  We help clients gain competitive advantage by using Internet-based technologies to make their businesses more responsive to market opportunities and threats, strengthen relationships with customers, suppliers and partners, improve productivity and reduce information technology costs.  Our solutions enable these benefits by integrating, automating and extending business processes, technology infrastructure and software applications end-to-end within an organization and with key partners, suppliers and customers.  This provides real-time access to critical business applications and information and a scalable, reliable, secure and cost-effective infrastructure.

Through our experience in developing and delivering eBusiness solutions for a large number of Global 2000 clients, we have acquired significant domain expertise that we believe differentiates our firm.  We use expert project teams that we believe deliver high-value, measurable results by working collaboratively with clients and their partners through a user-centered, technology-based and business-driven solutions methodology.  We believe this approach enhances return-on-investment for our clients by significantly reducing the time and risk associated with designing and implementing eBusiness integration solutions.

Our goal is to continue to build one of the leading independent information technology consulting firms in North America by expanding our relationships with existing and new clients, leveraging our operations to expand nationally and continuing to make disciplined acquisitions. We believe the United States represents an attractive market for growth, primarily through acquisitions. As demand for our services grows, we believe we will attempt to increase the number of professionals in our 17 North American offices and to add new offices throughout the United States, both organically and through acquisitions. In addition, we believe our track record for identifying acquisitions and our ability to integrate acquired businesses helps us complete acquisitions efficiently and productively, while continuing to offer quality services to our clients, including new clients resulting from the acquisition  Since April 2004, we have acquired and integrated ten information technology consulting firms, two of which were acquired in 2007.  We believe that we can achieve significantly faster growth in revenues and profitability through a combination of organic growth and acquisitions than we could through organic growth alone.

We believe we have built one of the leading independent information technology consulting firms in the United States.  We serve our customers from our network of 17 North American offices.  In addition, we have over 350 colleagues who are part of “national” business units, who travel extensively to serve clients throughout the United States. Our future growth plan includes expanding our business throughout the United States, both through expansion of our national travel practices and through opening new offices, both organically and through acquisitions.  In 2006, 2005 and 2004, 99%, 99% and 98% of our revenues, respectively, was derived from clients in the United States, while 1%, 1% and 2% of revenues, respectively, was derived from customers in Canada.  Over 99% of our total assets were located in the United States in 2006 and 2005, with the remainder located in Canada.

We place strong emphasis on building lasting relationships with clients.  Over the past three years ending December 31, 2006, an average of 81% of revenue, excluding from the calculation for any single period revenue from acquisitions completed in that single period, was derived from clients who continued to utilize our services from the prior year.  We have also built meaningful partnerships with software providers, most notably IBM, whose products we use to design and implement solutions for our clients.  These partnerships enable us to reduce our cost of sales and sales cycle times and increase success rates through leveraging our partners’ marketing efforts and endorsements.

On September 20, 2007, as part of our acquisition of BoldTech Systems, Inc., a Delaware corporation, we acquired one additional North American office and one office in the People’s Republic of China.

RISK FACTORS

You should carefully consider the following risk factors together with the other information contained in or incorporated by reference into this prospectus before you decide to buy our common stock.  If any of these risks actually occur, our business, financial condition, operating results or cash flows could be materially and adversely affected.  This could cause the trading price of our common stock to decline and you may lose part or all of your investment.

Risks Related to Our Business

Prolonged economic weakness in the Internet software and services market could adversely affect our business, financial condition and results of operations.

The market for middleware and Internet software and services has changed rapidly over the last eight years. The market for middleware and Internet software and services expanded dramatically during 1999 and most of 2000, but declined significantly in 2001 and 2002. Market demand for Internet software and services began to stabilize and improve from 2003 to 2006, but this trend may not continue.  Our future growth is dependent upon the demand for Internet software and services, and, in particular, the information technology consulting services we provide.  Demand and market acceptance for middleware and Internet services are subject to a high level of uncertainty.  Prolonged weakness in the middleware and Internet software and services industry has caused in the past, and may cause in the future, business enterprises to delay or cancel information technology projects, reduce their overall budgets and/or reduce or cancel orders for our services.  This, in turn, may lead to longer sales cycles, delays in purchase decisions, payment and collection, and may also result in price pressures, causing us to realize lower revenues and operating margins.  If companies cancel or delay their business and technology initiatives or choose to move these initiatives in-house, our business, financial condition and results of operations could be materially and adversely affected.

Pursuing and completing potential acquisitions could divert management’s attention and financial resources and may not produce the desired business results.

If we pursue any acquisition, our management could spend a significant amount of time and financial resources to pursue and integrate the acquired business with our existing business. To pay for an acquisition, we might use capital stock, cash or a combination of both. Alternatively, we may borrow money from a bank or other lender. If we use capital stock, our stockholders will experience dilution. If we use cash or debt financing, our financial liquidity may be reduced and the interest on any debt financing could adversely affect our results of operations. From an accounting perspective, an acquisition may involve amortization or the write-off of significant amounts of intangible assets that could adversely affect our results of operations.

Despite the investment of these management and financial resources, and completion of due diligence with respect to these efforts, an acquisition may not produce the anticipated revenues, earnings or business synergies for a variety of reasons, including:

•	difficulties in the integration of services and personnel of the acquired business;

•	the failure of management and acquired services personnel to perform as expected;

•	the risks of entering markets in which we have no, or limited, prior experience;

•	the failure to identify or adequately assess any undisclosed or potential liabilities or problems of the acquired business including legal liabilities;

•	the failure of the acquired business to achieve the forecasts we used to determine the purchase price; or

•	the potential loss of key personnel of the acquired business.

These difficulties could disrupt our ongoing business, distract our management and colleagues, increase our expenses and materially and adversely affect our results of operations.

If we do not effectively manage our growth, our results of operations and cash flows could be adversely affected.

Our ability to operate profitably with positive cash flows depends partially on how effectively we manage our growth. In order to create the additional capacity necessary to accommodate the demand for our services, we may need to implement a variety of new and upgraded operational and financial systems, procedures and controls, open new offices and hire additional colleagues. Implementation of these new systems, procedures and controls may require substantial management efforts and our efforts to do so may not be successful. The opening of new offices or the hiring of additional colleagues may result in idle or underutilized capacity. We periodically assess the expected long-term capacity utilization of our offices and professionals. We may not be able to achieve or maintain optimal utilization of our offices and professionals. If demand for our services does not meet our expectations, our revenues and cash flows will not be sufficient to offset these expenses and our results of operations and cash flows could be adversely affected.

We may not be able to attract and retain information technology consulting professionals, which could affect our ability to compete effectively.

Our business is labor intensive.  Accordingly, our success depends in large part upon our ability to attract, train, retain, motivate, manage and effectively utilize highly skilled information technology consulting professionals.  Additionally, our technology professionals are primarily at-will employees.  We also use independent subcontractors where appropriate.  Failure to retain highly skilled technology professionals would impair our ability to adequately manage staff and implement our existing projects and to bid for or obtain new projects, which in turn would adversely affect our operating results.

Our success will depend on attracting and retaining senior management and key personnel.

Our industry is highly specialized and the competition for qualified management and key personnel is intense. We expect this to remain so for the foreseeable future. We believe that our success will depend on retaining our senior management team and key technical and business consulting personnel.  Retention is particularly important in our business as personal relationships are a critical element of obtaining and maintaining strong relationships with our clients.  In addition, as we rapidly grow our business, our need for senior experienced management and delivery personnel increases substantially.  If a significant number of these individuals stop working for us, or if we are unable to attract top talent, our level of management, technical, marketing and sales expertise could diminish or otherwise be insufficient for our growth.  We may be unable to achieve our revenues and operating performance objectives unless we can attract and retain technically qualified and highly skilled sales, technical, business consulting, marketing and management personnel.  These individuals would be difficult to replace, and losing them could seriously harm our business.

We may have difficulty in identifying and competing for strategic acquisition and partnership opportunities.

Our business strategy includes the pursuit of strategic acquisitions. We may acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in the future in order to expand our business.  We may be unable to identify suitable acquisition, strategic investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially favorable to us, or at all.  If we fail to identify and successfully complete these transactions, our competitive position and our growth prospects could be adversely affected.  In addition, we may face competition from other companies with significantly greater resources for acquisition candidates, making it more difficult for us to acquire suitable companies on favorable terms.

The market for the information technology consulting services we provide is competitive, has low barriers to entry and is becoming increasingly consolidated, which may adversely affect our market position.

The market for the information technology consulting services we provide is competitive, rapidly evolving and subject to rapid technological change. In addition, there are relatively low barriers to entry into this market and therefore new entrants may compete with us in the future. For example, due to the rapid changes and volatility in our market, many well-capitalized companies, including some of our partners, that have focused on sectors of the Internet software and services industry that are not competitive with our business may refocus their activities and deploy their resources to be competitive with us.

An increasing amount of information technology services are being provided by lower-cost non-domestic resources. The increased utilization of these resources for US-based projects could result in lower revenues and margins for US-based information technology companies. Our ability to compete utilizing higher-cost domestic resources and/or our ability to procure comparably priced off-shore resources could adversely impact our results of operations and financial condition.

Our future financial performance will depend, in large part, on our ability to establish and maintain an advantageous market position. We currently compete with regional and national information technology consulting firms, and, to a limited extent, offshore service providers and in-house information technology departments. Many of the larger regional and national information technology consulting firms have substantially longer operating histories, more established reputations and potential partner relationships, greater financial resources, sales and marketing organizations, market penetration and research and development capabilities, as well as broader product offerings and greater market presence and name recognition. We may face increasing competitive pressures from these competitors as the market for Internet software and services continues to grow. This may place us at a disadvantage to our competitors, which may harm our ability to grow, maintain revenues or generate net income.

In recent years, there has been substantial consolidation in our industry, and we expect that there will be significant additional consolidation in the future. As a result of this increasing consolidation, we expect that we will increasingly compete with larger firms that have broader product offerings and greater financial resources than we have. We believe that this competition could have a significant negative effect on our marketing, distribution and reselling relationships, pricing of services and products and our product development budget and capabilities. One or more of our competitors may develop and implement methodologies that result in superior productivity and price reductions without adversely affecting their profit margins. In addition, competitors may win client engagements by significantly discounting their services in exchange for a client’s promise to purchase other goods and services from the competitor, either concurrently or in the future. These activities may potentially force us to lower our prices and suffer reduced operating margins. Any of these negative effects could significantly impair our results of operations and financial condition. We may not be able to compete successfully against new or existing competitors.

Our business will suffer if we do not keep up with rapid technological change, evolving industry standards or changing customer requirements.

Rapidly changing technology, evolving industry standards and changing customer needs are common in the Internet software and services market. We expect technological developments to continue at a rapid pace in our industry. Technological developments, evolving industry standards and changing customer needs could cause our business to be rendered obsolete or non-competitive, especially if the market for the core set of eBusiness solutions and software platforms in which we have expertise does not grow or if such growth is delayed due to market acceptance, economic uncertainty or other conditions. Accordingly, our success will depend, in part, on our ability to:

•	continue to develop our technology expertise;

•	enhance our current services;

•	develop new services that meet changing customer needs;

•	advertise and market our services; and

•	influence and respond to emerging industry standards and other technological changes.

We must accomplish all of these tasks in a timely and cost-effective manner. We might not succeed in effectively doing any of these tasks, and our failure to succeed could have a material and adverse effect on our business, financial condition or results of operations, including materially reducing our revenues and operating results.

We may also incur substantial costs to keep up with changes surrounding the Internet. Unresolved critical issues concerning the commercial use and government regulation of the Internet include the following:

•	security;

•	intellectual property ownership;

•	privacy;

•	taxation; and

•	liability issues.

Any costs we incur because of these factors could materially and adversely affect our business, financial condition and results of operations, including reduced net income.

A significant portion of our revenue is dependent upon building long-term relationships with our clients and our operating results could suffer if we fail to maintain these relationships.

Our professional services agreements with clients are in most cases terminable on 10 to 30 days’ notice. A client may choose at any time to use another consulting firm or choose to perform services we provide through their own internal resources. Accordingly, we rely on our clients’ interests in maintaining the continuity of our services rather than on contractual requirements. Termination of a relationship with a significant client or with a group of clients that account for a significant portion of our revenues could adversely affect our revenues and results of operations.

If we fail to meet our clients’ performance expectations, our reputation may be harmed.

As a services provider, our ability to attract and retain clients depends to a large extent on our relationships with our clients and our reputation for high quality services and integrity. We also believe that the importance of reputation and name recognition is increasing and will continue to increase due to the number of providers of information technology services. As a result, if a client is not satisfied with our services or does not perceive our solutions to be effective or of high quality, our reputation may be damaged and we may be unable to attract new, or retain existing, clients and colleagues.

We may face potential liability to customers if our customers’ systems fail.

Our eBusiness integration solutions are often critical to the operation of our customers’ businesses and provide benefits that may be difficult to quantify. If one of our customers’ systems fails, the customer could make a claim for substantial damages against us, regardless of our responsibility for that failure. The limitations of liability set forth in our contracts may not be enforceable in all instances and may not otherwise protect us from liability for damages. Our insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims. In addition, a given insurer might disclaim coverage as to any future claims. If we experience one or more large claims against us that exceed available insurance coverage or result in changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, our business and financial results could suffer.

The loss of one or more of our significant software business partners would have a material adverse effect on our business and results of operations.

Our business relationships with software vendors enable us to reduce our cost of sales and increase win rates through leveraging our partners’ marketing efforts and strong vendor endorsements. The loss of one or more of these relationships and endorsements could increase our sales and marketing costs, lead to longer sales cycles, harm our reputation and brand recognition, reduce our revenues and adversely affect our results of operations.

In particular, a substantial portion of our solutions are built on IBM WebSphere platforms and a significant number of our clients are identified through joint selling opportunities conducted with IBM and through sales leads obtained from our relationship with IBM. Revenues from IBM were approximately 8%, 9% and 17% of total revenues for the years ended December 31, 2006, 2005 and 2004, respectively. The loss of our relationship with or a significant reduction in the services we perform for IBM would have a material adverse effect on our business and results of operations.

Our quarterly operating results may be volatile and may cause our stock price to fluctuate.

Our quarterly revenues, expenses and operating results have varied in the past and may vary significantly in the future. In addition, many factors affecting our operating results are outside of our control, such as:

•	demand for Internet software and services;

•	customer budget cycles;

•	changes in our customers’ desire for our partners’ products and our services;

•	pricing changes in our industry; and

•	government regulation and legal developments regarding the use of the Internet.

As a result, if we experience unanticipated changes in the number or nature of our projects or in our employee utilization rates, we could experience large variations in quarterly operating results in any particular quarter.

Our services revenues may fluctuate quarterly due to seasonality or timing of completion of projects.

We may experience seasonal fluctuations in our services revenues. We expect that services revenues in the fourth quarter of a given year may typically be lower than in other quarters in that year as there are fewer billable days in this quarter as a result of vacations and holidays. In addition, we generally perform services on a project basis. While we seek wherever possible to counterbalance periodic declines in revenues on completion of large projects with new arrangements to provide services to the same client or others, we may not be able to avoid declines in revenues when large projects are completed. Our inability to obtain sufficient new projects to counterbalance any decreases in work upon completion of large projects could adversely affect our revenues and results of operations.

Our software revenues may fluctuate quarterly, leading to volatility in our results of operations.

Our software revenues may fluctuate quarterly and be higher in the fourth quarter of a given year as procurement policies of our clients may result in higher technology spending towards the end of budget cycles. This seasonal trend may materially affect our quarter-to-quarter revenues, margins and operating results.

Our overall gross margin fluctuates quarterly based on our services and software revenues mix, impacting our results of operations.

The gross margin on our services revenues is, in most instances, greater than the gross margin on our software revenues. As a result, our gross margin will be higher in quarters where our services revenues, as a percentage of total revenues, has increased, and will be lower in quarters where our software revenues, as a percentage of total revenues, has increased. In addition, gross margin on software revenues may fluctuate as a result of variances in gross margin on individual software products.  Our stock price may be negatively affected in quarters in which our gross margin decreases.

Our services gross margins are subject to fluctuations as a result of variances in utilization rates and billing rates.

Our services gross margins are affected by trends in the utilization rate of our professionals, defined as the percentage of our professionals’ time billed to customers divided by the total available hours in a period, and in the billing rates we charge our clients. Our operating expenses, including employee salaries, rent and administrative expenses, are relatively fixed and cannot be reduced on short notice to compensate for unanticipated variations in the number or size of projects in process. If a project ends earlier than scheduled, we may need to redeploy our project personnel. Any resulting non-billable time may adversely affect our gross margins.

The average billing rates for our services may decline due to rate pressures from significant customers and other market factors, including innovations and average billing rates charged by our competitors. Also, our average billing rates will decline if we acquire companies with lower average billing rates than ours. To sell our products and services at higher prices, we must continue to develop and introduce new services and products that incorporate new technologies or high-performance features. If we experience pricing pressures or fail to develop new services, our revenues and gross margins could decline, which could harm our business, financial condition and results of operations.

If we fail to complete fixed-fee contracts within budget and on time, our results of operations could be adversely affected.

We perform a limited number of projects on a fixed-fee, turnkey basis, rather than on a time-and-materials basis. Under these contractual arrangements, we bear the risk of cost overruns, completion delays, wage inflation and other cost increases. If we fail to estimate accurately the resources and time required to complete a project or fail to complete our contractual obligations within the scheduled timeframe, our results of operations could be adversely affected. We cannot guarantee that in the future we will not price these contracts inappropriately, which may result in losses.

We may not be able to maintain our level of profitability.

Although we have been profitable for the past three years, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future. We cannot guarantee future operating results. In future quarters, our operating results may not meet public market analysts’ and investors’ expectations. If this occurs, the price of our common stock will likely fall.

We have recorded deferred offering costs in connection with a shelf registration statement, and our inability to offset these costs against the proceeds of future offerings from our shelf registration statement could result in a non-cash expense in our Statement of Income in a future period.

We initially filed a registration statement with the Securities and Exchange Commission on March 7, 2005 to register the offer and sale by the Company and certain selling stockholders of shares of our common stock. Due to overall market conditions during the second quarter 2006, we converted our registration statement into a shelf registration statement to allow for offers and sales of common stock from time to time as market conditions permit.  As of December 31, 2006, we have recorded approximately $943,000 of deferred offering costs (approximately $579,000 after tax, if ever expensed) in connection with the offering and have classified these costs as prepaid expenses in other non-current assets on our balance sheet.

If we sell shares of common stock from our shelf registration statement, we will offset these accumulated deferred offering costs against the proceeds of the offering. If we do not raise funds through an equity offering from the shelf registration statement or fail to maintain the effectiveness of the shelf registration statement, the currently capitalized deferred offering costs will be expensed. Such expense would be a non-cash accounting charge as all of these expenses have already been paid.

Risks Related to Ownership of Our Common Stock

Our stock price has been volatile and may continue to fluctuate widely.

Our common stock is traded on the Nasdaq Global Select Market under the symbol “PRFT.”  Our common stock price has been volatile.  Our stock price may continue to fluctuate widely as a result of the limited trading volume, announcements of new services and products by us or our competitors, quarterly variations in operating results, the gain or loss of significant customers, changes in public market analysts’ estimates and market conditions for information technology consulting firms and other technology stocks in general.

We periodically review and consider possible acquisitions of companies that we believe will contribute to our long-term objectives. In addition, depending on market conditions, liquidity requirements and other factors, from time to time we consider accessing the capital markets. These events may also affect the market price of our common stock.

Our officers, directors, and 5% and greater stockholders own a large percentage of our voting securities and their interests may differ from other stockholders.

Our executive officers, directors and existing 5% and greater stockholders beneficially own or control approximately 12% of the voting power of our common stock. This concentration of voting power of our common stock may make it difficult for our other stockholders to successfully approve or defeat matters that may be submitted for action by our stockholders. It may also have the effect of delaying, deterring or preventing a change in control of our company.

We may need additional capital in the future, which may not be available to us. The raising of any additional capital may dilute your ownership percentage in our stock.

We intend to continue to make investments to support our business growth and may require additional funds to pursue business opportunities and respond to business challenges. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer  dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

It may be difficult for another company to acquire us, and this could depress our stock price.

In addition to the large percentage of our voting securities held by our officers, directors and 5% and greater stockholders, provisions contained in our certificate of incorporation, bylaws and Delaware law could make it difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. Our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable by authorizing the issuance of “blank check” preferred stock. In addition, provisions of the Delaware General Corporation Law also restrict some business combinations with interested stockholders. These provisions are intended to encourage potential acquirers to negotiate with us and allow the board of directors the opportunity to consider alternative proposals in the interest of maximizing stockholder value. However, these provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus and in the documents we incorporate by reference that are not purely historical statements discuss future expectations, contain projections of results of operations or financial condition or state other forward-looking information.  Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements.  The “forward-looking” information is based on various factors and was derived using numerous assumptions. In some cases, you can identify these so-called forward-looking statements by words like “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of those words and other comparable words.  You should be aware that those statements only reflect our predictions. Actual events or results may differ substantially. Important factors that could cause our actual results to be materially different from the forward-looking statements are disclosed under the heading “Risk Factors” in this prospectus.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

All forward-looking statements, express or implied, included in this prospectus and the documents we incorporate by reference and attributable to Perficient are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Perficient or any persons acting on our behalf may issue.

USE OF PROCEEDS

This prospectus related to the offer and sale from time to time of up to an aggregate of 355,633 shares of common stock for the account of the selling stockholders referred to in this prospectus. We will not receive any proceeds from the sale of any shares of common stock by the selling stockholders.

SELLING STOCKHOLDERS

On June 25, 2007, we acquired substantially all of the assets and properties and assumed certain liabilities of Tier1 Innovation, LLC, which we refer to as Tier1.  In our acquisition of Tier1, we paid approximately $14.25 million to the Tier1 interest holders, consisting of $7.125 million in cash and 355,633 shares of our common stock (valued at approximately $7.125 million as of June 25, 2007), subject to certain post-closing adjustments.  In addition to the amounts paid to the Tier1 interest holders, we also incurred approximately $762,500 in transaction costs.  In accordance with the Asset Purchase Agreement governing our acquisition of Tier1, which we refer to as the Tier1 Asset Purchase Agreement, we are registering 355,633 shares of our common stock issued in the acquisition for resale by the Tier1 interest holders.

The following table sets forth information as of August 31, 2007 and includes the number of shares of common stock beneficially owned by the selling stockholders prior to the offering, the number of shares of common stock offered by the selling stockholders, and the number of shares of common stock that will be owned by the selling stockholders upon completion of the offering or offerings pursuant to this prospectus, assuming the selling stockholders sell all of the shares of common stock offered hereby.  The percentage of shares beneficially owned prior to this offering in the following table is based on 29,960,473 shares of common stock outstanding as of August 31, 2007.

Beneficial ownership is determined under the rules of the Securities and Exchange Commission.  These rules deem common stock subject to options currently exercisable, or exercisable within 60 days, to be outstanding for purposes of computing the percentage ownership of the person holding the options or of a group of which the person is a member, but they do not deem such stock to be outstanding for purposes of computing the percentage ownership of any other person or group.  To our knowledge, except under applicable community property laws, or as otherwise indicated, each person named in the table has sole voting and sole investment control with regard to all shares beneficially owned by such person.

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percent	Number of Shares Being Offered	Number	Percent

Mark Johnston (1)	139,520	*	139,520	0	0
Jay Johnson (2)	139,521	*	139,521	0	0
Scott Nesbitt (3)	17,680	*	17,680	0	0
Scott French (4)	17,680	*	17,680	0	0
Jason Zimmer (5)	9,342	*	9,342	0	0
Jill Colbeck (6)	9,342	*	9,342	0	0
Chris Kaschmitter	4,360	*	4,360	0	0
Clay Powers (7)	3,737	*	3,737	0	0
Gabor Bay (8)	3,737	*	3,737	0	0
Rod Roderick (9)	3,737	*	3,737	0	0
Michael Jacoby (10)	1,193	*	1,193	0	0
Robert Oakley (11)	778	*	778	0	0
Barbara Gilbertson (12)	623	*	623	0	0
Joshua Narrell (13)	623	*	623	0	0
Fred Graves (14)	623	*	623	0	0
Bill VanOrsdel (15)	623	*	623	0	0
Juan Roesner (16)	623	*	623	0	0
Chris Homer (17)	623	*	623	0	0
Paul Colucci (18)	623	*	623	0	0
Patrick Abram (19)	645	*	645	0	0

Total	355,633		355,633	0	0
 *              Represents less than 1% of the outstanding shares.

(1)
Includes 40,774 shares currently held in escrow by JPMorgan Chase Bank, N.A., referred to as JPMorgan, until  June 25, 2008 pursuant to the Escrow Agreement dated June 25, 2007 among Perficient, Inc., Tier1 Innovation, LLC and JPMorgan, which we refer to as the Tier1 Escrow Agreement.

(2)	Includes 40,775 shares currently held in escrow by JPMorgan until June 25, 2008 pursuant to the Tier1 Escrow Agreement.
(3)	Includes 4,419 shares currently held in escrow by JPMorgan until June 25, 2008 pursuant to the Tier1 Escrow Agreement. Mr. Nesbitt is employed by us as a General Manager.
(4)	Includes 4,419 shares currently held in escrow by JPMorgan until June 25, 2008 pursuant to the Tier1 Escrow Agreement. Mr. French is employed by us as a Business Development Manager.
(5)	Includes 2,716 shares currently held in escrow by JPMorgan until June 25, 2008 pursuant to the Tier1 Escrow Agreement. Mr. Zimmer is employed by us as a Director.
(6)	Includes 2,716 shares currently held in escrow by JPMorgan until June 25, 2008 pursuant to the Tier1 Escrow Agreement.
(7)	Mr. Powers is employed by us as a Technical Architect.
(8)	Mr. Bay is employed by us as a Senior Technical Architect.
(9)	Mr. Roderick is employed by us as a Business Development Executive.
(10)	Mr. Jacoby is employed by us as a Business Development Executive.
(11)	Mr. Oakley is employed by us as a System Administrator (IT).
(12)	Ms. Gilbertson is employed by us as an accounting clerk.
(13)	Mr. Narrell is employed by us as a Senior Project Manager.
(14)	Mr. Graves is employed by us as a Technical Architect.
(15)	Mr. VanOrsdel is employed by us as a Business Development Executive.
(16)	Mr. Roesner is employed by us as a Director.
(17)	Mr. Homer is employed by us as a Senior Project Manager.
(18)	Mr. Colucci is employed by us as a Senior Project Manager.
(19)	Mr. Abram is employed by us as a Technical Architect.

The Tier1 Escrow Agreement was entered into in connection with our acquisition of Tier1 to secure the indemnification obligations of certain of the Tier1 interest holders under the Tier1 Asset Purchase Agreement.  In the event we are entitled to indemnification under the Tier1 Asset Purchase Agreement for claims arising prior to June 26, 2008, the indemnification may be satisfied, in part, with shares of our common stock held in escrow pursuant to the Tier1 Escrow Agreement.  To the extent that any of our shares of common stock held in escrow are used to satisfy the indemnification obligations of those Tier1 selling stockholders subject to the Tier1 Escrow Agreement, such Tier1 selling stockholders will no longer beneficially own those shares of common stock and such shares may not be offered pursuant to this prospectus.  We will file a prospectus supplement in the event any shares of our common stock held in escrow pursuant to the Tier1 Escrow Agreement are used to satisfy indemnification obligations of certain of the Tier1 interest holders under the Tier1 Asset Purchase Agreement.

None of the selling stockholders are an affiliate of a registered broker-dealer and none of the selling stockholders had any agreements, understandings or arrangements with any other persons, either directly or indirectly, at the time they acquired the shares of our common stock to dispose of such shares.

Other Resale Registration Statements

In the acquisition of e tech solutions, Inc., which we refer to as E-Tech, on February 20, 2007, we paid approximately $12.2 million to the E-Tech stockholders, consisting of $6.1 million in cash and 306,247 shares of our common stock, and transaction costs of approximately $663,000.  In accordance with the Agreement and Plan of Merger governing our acquisition of E-Tech, which we refer to as the E-Tech Merger Agreement, and pursuant to a Registration Statement on Form S-3 (File No. 333-142267), we registered for resale 306,247 shares of our common stock issued  in connection with the acquisition.

In the acquisition of the Energy, Government and General Business unit of Digital Consulting & Software Services, Inc., or EGG, on July 21, 2006, we paid approximately $13.1 million to the Digital Consulting & Software Services, Inc., consisting of approximately $6.4 million in cash and approximately 511,382 shares of our common stock, and transaction costs of approximately $275,000.  In accordance with the Asset Purchase Agreement governing our acquisition of EGG, and pursuant to a Registration Statement on Form S-3 (File No. 333-138602), we registered for resale 433,074 shares of our common stock issued  in connection with the acquisition and held by Digital Consulting & Software Services, Inc.  We also registered for resale 39,154 shares of our common stock issued in connection with the acquisition and held by a former employee of EGG.

In the acquisition of Insolexen, Corp., or Insolexen, on May 31, 2006, we paid approximately $15.1 million to the Insolexen stockholders, consisting of approximately $7.7 million in cash and approximately 522,944 shares of our common stock.  We also paid transaction costs of approximately $657,000.  In accordance with the Agreement and Plan of Merger governing our acquisition of Insolexen, we registered for resale 446,935 shares of our common stock issued in connection with the transaction pursuant to a Registration Statement on Form S-3 (File No. 333-138602).

In the acquisition of Bay Street Solutions, Inc., or Bay Street, on April 7, 2006, we paid approximately $9.8 million to the Bay Street stockholders, consisting of approximately $4.1 million in cash and approximately 464,569 shares of our common stock.  We also paid transaction costs of approximately $636,000.  In accordance with the Agreement and Plan of Merger governing our acquisition of Bay Street, we registered for resale 464,569 shares of our common stock issued in connection with the transaction pursuant to a Registration Statement on Form S-3 (File No. 333-138602).

In the acquisition of substantially all of the assets and the assumption of certain liabilities of Vivare, LP, or Vivare, on September 2, 2005, we paid approximately $9.8 million to the Vivare partners, consisting of approximately $4.9 million in cash and approximately 618,500 shares of our common stock.  We also paid transaction costs of approximately $500,000. In accordance with the Asset Purchase Agreement, we registered for resale 158,857 shares of our common stock issued in connection with the transaction pursuant to a Registration Statement on Form S-3 (File No. 333-129054).  We also registered for resale 10,995 shares of our common stock issued in connection with the acquisition and held by former employees of Vivare pursuant to the Registration Statement on Form S-3 (File No. 333-138602).

In the acquisition of substantially all of the assets and the assumption of certain liabilities of iPath Solutions, Ltd., or iPath, on June 10, 2005, we paid approximately $9.9 million to the iPath stockholders, consisting of approximately $3.9 million in cash, $900,000 of liabilities repaid on behalf of iPath and 623,803 shares of our common stock.  We also paid transaction costs of approximately $600,000.  In accordance with the Asset Purchase Agreement governing our acquisition of iPath, we registered for resale 325,039 shares of our common stock issued in connection with the transaction, pursuant to a Registration Statement on Form S-3 (File No. 333-129054).

In the acquisition of substantially all of the assets and the assumption of certain liabilities of Zettaworks LLC, or ZettaWorks, on December 20, 2004, we paid approximately $10.7 million, excluding transaction costs, consisting of approximately $2.9 million in cash and 1.2 million shares of our common stock.  In accordance with the Asset Purchase Agreement governing our acquisition of ZettaWorks, we registered for resale 1,193,179 shares of our common stock issued in connection with the transaction, pursuant to a Registration Statement on Form S-3 (File No. 333-123177).

In the acquisition of Meritage Technologies, Inc., or Meritage, on June 18, 2004, we paid approximately $7.1 million, excluding transaction costs, to the Meritage stockholders consisting of approximately $2.9 million in cash and 1.2 million shares of our common stock. In connection with the acquisition of Meritage, on June 16, 2004 we raised approximately $2.5 million through a private placement of 800,000 shares of our common stock to a group of institutional investors led by Tate Capital Partners. The investors were also issued warrants for the purchase of an additional 160,000 shares of our common stock. In our acquisition of Meritage, we granted certain registration rights to the stockholders of Meritage, and in our private placement we granted certain registration rights to the investors in the private placement. As a result, we have registered 1,938,001 shares of our common stock, pursuant to a Registration Statement on Form S-3 (File No. 333-117216) for resale by the former stockholders of Meritage and by the investors in the private placement.

In the acquisition of Genisys Consulting, Inc., or Genisys, on April 2, 2004, we paid approximately $8.3 million, excluding transaction costs, to the Genisys stockholders consisting of approximately $1.5 million in cash, 1.7 million shares of our common stock and options for 187,500 shares of our common stock. In our acquisition of Genisys, we granted certain registration rights to the stockholders of Genisys. As a result, we have registered 253,116 shares of our common stock, pursuant to a Registration Statement on Form S-3 (File No. 333-116549), for resale by the former stockholders of Genisys.

PLAN OF DISTRIBUTION

Subject to the restrictions described below, the selling stockholders may sell the shares of common stock offered by this prospectus from time to time in one or more transactions on the Nasdaq Global Select Market, or any other stock exchange, market or trading facility on which the shares of common stock may from time to time be trading, in negotiated transactions or in a combination of any such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.  The shares of common stock may be offered directly to or through brokers or dealers, or through any combination of these methods of sale.  The methods by which the selling stockholders, including donees, transferees or other successors-in-interest, may sell their shares of common stock also include:

•
a block trade (which may involve crosses) in which the broker or dealer will attempt to sell the stocks as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

•	secondary distributions in accordance with Nasdaq rules;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

•	privately negotiated transactions.

The selling stockholders, including donees, transferees or other successors-in-interest, may also sell their shares in accordance with Rule 144 under the Securities Act, or pursuant to other available exemptions from the registration requirements of the Securities Act, rather than pursuant to this prospectus.

In connection with our acquisition of Tier1, we entered into Stock Restriction Agreements and Non-Compete Agreements with each of Scott Nesbitt, Scott French and Jason Zimmer and we entered into Stock Restriction Agreements with each of Clay Powers, Gabor Bay, Rod Roderick, Michael Jacoby, Robert Oakley, Barbara Gilbertson, Joshua Narrell, Fred Graves, Bill VanOrsdel, Juan Roesner, Chris Homer, Paul Colucci and Patrick Abram, which impose resale restrictions on the shares of our common stock held by such Tier1 selling stockholders.  Specifically, these agreements provide that none of the shares of our common stock held by each such Tier1 selling stockholder may be sold until the earlier of (a) the close of business on the ninth anniversary of the Closing Date or (b) the close of business on the last day of such Tier1 selling stockholder’s employment with us if such employment is terminated by us without cause, by such Tier1 selling stockholder with good reason or due to death or disability, except as follows:

•	if a Tier1 selling stockholder remains continuously employed by us through March 25, 2008, the resale restrictions shall lapse with respect to 25% of the shares held by such Tier1 selling stockholder;

•
if a Tier1 selling stockholder remains continuously employed by us through June 25, 2009, the resale restrictions shall lapse with respect to an additional 25% of the shares held by such Tier1 selling stockholder; and

•
if a Tier1 selling stockholder remains continuously employed by us through June 25, 2010, the resale restrictions shall lapse with respect to the remaining shares held by such Tier1 selling stockholder.

The 11,554 shares of our common stock owned by Messrs. Nesbitt, French and Zimmer that are currently held in escrow by JPMorgan pursuant to the Tier1 Escrow Agreement may not be sold until, at the earliest, June 25, 2008 when they are released from escrow, to the extent any such shares have not been used to satisfy indemnification obligations under the Tier1 Asset Purchase Agreement.  In addition, such shares are also subject to the foregoing resale restrictions.

The 84,265 shares of our common stock owned by Messrs. Johnston and Johnson and Ms. Colbeck that are currently held in escrow by JPMorgan pursuant to the Tier1 Escrow Agreement may not be sold until after June 25, 2008 when they are released from escrow, to the extent any such shares have not been used to satisfy indemnification obligations under the Tier1 Asset Purchase Agreement.

An underwriter, agent, broker or dealer may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the shares of common stock for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling stockholders and any underwriters, broker-dealers or agents participating in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any profit on the sale of common stock by the selling stockholders and any underwriting discounts, commissions or fees received by such persons may be deemed to be underwriting commissions or discounts under the Securities Act.

Any underwriters, brokers, dealers and agents who participate in any sale of the shares of common stock may also engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their business.

Under the Securities Exchange Act of 1934, any person engaged in the distribution of the shares of common stock may not simultaneously engage in market-making activities with respect to common stock for five business days prior to the start of the distribution. In addition, the selling shareholder and any other person participating in a distribution will be subject to the Exchange Act, which may limit the timing of purchases and sales of common stock by the selling shareholder or any other person.

We cannot assure you that the selling stockholders will sell any or all of the shares of common stock offered by this prospectus.

LEGAL MATTERS

Our legal counsel, Vinson & Elkins L.L.P., Austin, Texas has passed upon certain legal matters in connection with the offered securities.  Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

The financial statements and management's report on the effectiveness of internal control over financial reporting, appearing in Amendment No. 2 of the Company's Annual Report on Form 10-K/A for the year ended December 31, 2006, are incorporated by reference in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other periodic reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC also maintains a website at www.sec.gov which contains the reports, proxy statements and other information we file with the SEC.  You may also inspect our SEC reports and other information at our website at http://www.perficient.com. We do not intend for information contained in our website to be part of this prospectus.

INFORMATION WE INCORPORATE BY REFERENCE

Some of the important business and financial information that you may want to consider is not included in this prospectus, but rather is “incorporated by reference” to documents that have been filed by us with the Securities and Exchange Commission pursuant to the Exchange Act of 1934. The information that is incorporated by reference consists of:

•
Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed on March 5, 2007, as amended by Amendment No. 1 to our annual report on Form 10-K/A filed on March 7, 2007 and Amendment No. 2 to our annual report on Form 10-K/A filed on August 14, 2007;

•
Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 filed on May 10, 2007, as amended by Amendment No. 1 to our quarterly report on Form 10-Q/A filed on August 14, 2007, and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 filed on August 14, 2007;

•
Our Current Reports on Form 8-K (excluding any portions thereof that are deemed to be furnished and not filed) filed on February 23, 2007, March 22, 2007, April 25, 2007, June 28, 2007, August 14, 2007 and September 21, 2007; and

•	The description of our common stock contained in our Form 8-A filed on July 22, 1999 (File No. 000-15169).

All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any Current Report on Form 8-K) subsequent to the date of this prospectus and prior to the termination of this offering, shall be deemed incorporated by reference in this prospectus and made a part hereof from the date of filing of those documents. Any statement contained in a document incorporated or deemed incorporated by reference in this prospectus shall be deemed modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed incorporated by reference herein or in any prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person who is delivered a prospectus, on written or oral request, a copy of any or all of the documents incorporated by reference herein (other than exhibits to those documents unless those exhibits are specifically incorporated by reference into those documents). Requests for copies should be directed to Investor Relations, Perficient, Inc., 1120 South Capital of Texas Highway, Building 3, Suite 220, Austin, Texas 78746, Telephone: (512) 531-6000.